UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

6418B100

(CUSIP Number)

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

Attention: Chief Financial Officer

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 6418B100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Cypress Semiconductor Corporation (94-2885898)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D is begin filed by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), to amend the Schedule 13D filed by Cypress on February 24, 2006, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of NetLogic Microsystems, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 1875 Charleston Road, Mountain View, California 94043.

Item 2. Identity and Background.

Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), designs, develops, manufactures and markets a broad range of silicon-based products and solutions for various markets including consumer, computation, data communications, automotive, industrial and solar power. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134-1599.

Set forth below is the name, position and present principal occupation of each director and executive officer of Cypress. Except as otherwise indicated, the business address of each such person is 198 Champion Court, San Jose, California 95134, and each such person is a citizen of the United States.

Directors

Name	Principal Occupation
W. Steve Albrecht	Associate Dean and Andersen Alumni Professor of Accounting at the Marriot School of Management at Brigham Young University

Eric A. Benhamou	Chairman of the Board of Cypress, 3Com Corporation and palmOne, Inc.

James R. Long	Business Consultant

Alan F. Shugart	Chairman, President and Chief Executive Officer of Al Shugart International

Evert P. Van de Ven	Retired Executive Vice President and Chief Technology Officer of Novellus Systems

Lloyd A. Carney	General Manager of IBM’s Netcool Division

T.J. Rodgers	President and Chief Executive Officer of Cypress

J. Daniel McCraine	Chairman of the Board of ON Semiconductor and Virage Logic

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Executive Officers

Name	Title
T.J. Rodgers	President, Chief Executive Officer and Director

Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer

Ahmad Chatila	Executive Vice President, Memory and Imaging Division

Frances Courreges	Executive Vice President, Quality

Paul Keswick	Executive Vice President, New Product Development

William Minor, Jr.	Executive Vice President, Human Resources

Dinesh Ramanathan	Executive Vice President, Data Communications Division

Christopher A. Seams	Executive Vice President, Sales and Marketing and Operations

Shahin Sharifzadeh	Executive Vice President, Manufacturing and Research & Development

Norm Taffe	Executive Vice President, Consumer and Computation Division

Neither Cypress nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Cypress nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of funds or Other Consideration.

On February 15, 2006, Cypress completed the sale of the assets and intellectual property associated with certain products in Cypress’ network search engine product line to the Issuer in accordance with a definitive agreement dated January 25, 2006, as amended on February 15, 2006.

The Issuer acquired the Ayama™ 10000, Ayama 20000, and NSE70000 Network Search Engine families as well as the Sahasra™ 50000 Algorithmic Search Engine family (the “Disposed Products”). Cypress retained and continues to support the custom TCAM1 and TCAM2 products in its network search engine product family.

At the closing of the transaction, the Issuer issued to Cypress 1,488,063 shares of the Issuer’s Common Stock, which were valued at approximately $52.7 million based on the closing price on February 15, 2006. In addition, upon Cypress’ furnishing, within 60 days after the closing date, to the Issuer certain financial statements regarding the Disposed Products, Issuer will issue to Cypress an additional 165,344 shares of the Issuer’s Common Stock. If certain revenue milestones associated with the Disposed Products are achieved in a twelve-month period after the close of the transaction, the Issuer will also pay Cypress up to an additional $10.0 million in cash and up to an additional 330,688 shares of the Issuer’s Common Stock.

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Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph:

In a series of transactions on March 28, 2006, and March 29, 2006, Cypress sold 1,488,063 shares of the Issuer’s Common Stock in open market transactions. Following consummation of the sales, Cypress no longer holds any shares of the Issuer’s Common Stock. Cypress may acquire up to 496,032 shares of the Issuers Common Stock in the future (see Item 3).

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D/A, Cypress beneficially owns no shares of the Issuer’s Common Stock. This number of shares of the Issuer’s Common Stock does not include the up to 496,032 shares of the Issuer’s Common Stock which may be acquired in the future (see Item 3).

(b)	Not applicable.

(c)	Except for the sale of the shares of the Issuer’s Common Stock reported herein, Cypress has not effected any transactions with respect to the Issuer’s Common Stock during the past sixty days.

(d)	To the knowledge of Cypress, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	On March 29, 2006, Cypress ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

No change.

Item 7. Materials to be Filed as Exhibits.

None.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2006

Cypress Semiconductor Corporation

By:	/s/ Brad W. Buss
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Chief Financial Officer

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